Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The chart below lists significant subsidiaries of VeriFone Systems, Inc. as of October 31, 2010.

Legal Name	State or Jurisdiction of Incorporation or Organization
VeriFone Intermediate Holdings, Inc.	Delaware
VeriFone, Inc.	Delaware
VeriFone International Holdings, Inc.	Delaware
VeriFone Transportation Systems, Inc.	New York
VeriFone Media, LLC	Delaware
VeriFone Australia Pty. Ltd.	Australia
VeriFone do Brasil Ltda.	Brazil
VeriFone Electronic (Beijing) Ltd.	China
VeriFone Israel Ltd.	Israel
VeriFone Italia SRL	Italy
VeriFone S.A. de C.V.	Mexico
VeriFone Singapore Pte. Ltd.	Singapore
Lipman VeriFone Inegeneria Electronica SLU	Spain
VeriFone Elektronik ve Danishmanlik Ltd.	Turkey
VeriFone UK Ltd.	United Kingdom